Exhibit 12.1

National Waterworks, Inc.

Calculation of Ratio of Earnings to Fixed Charges

	Predecessor U.S. Filter Distribution Group, Inc.
	3 Months Ended March 31, 1999	1 Month Ended April 30, 1999
Ratio to Earnings to Fixed Charges:
Income (loss) before income taxes and cumulative effect of a change in accounting principle	8,905	(14,423)
Fixed Charges	960	316

Earnings for purposes of computation	9,865	(14,107)

Fixed Charges Computation:
Interest Expense	87	19
Interest component of rent expense	873	297

Fixed charges for purposes of computation	960	316

Ratio of Earnings to fixed charges	10.3 x	—

	Predecessor U.S. Filter Distribution Group, Inc.				National Waterworks, Inc.
	8 Months			Period from
	Ended			January 1 to	Period from	12 Months
	December	12 Months Ended		November	November 22 to	Ended
	31,	December 31,		21,	December 31,	December 31,
	1999	2000	2001	2002	2002	2003
Ratio of Earnings to fixed charges:
Income (loss) before income taxes and cumulative effect of a change in accounting principle	44,476	56,800	58,074	75,391	(9,582)	56,930
Fixed Charges	2,853	4,385	4,566	4,239	7,219	46,216

Earnings for purposes of computation	47,329	61,185	62,640	79,630	2,363	103,146

Fixed Charges Computation:
Interest Expense	130	80	70	36	6,826	41,333
Interest component of rent expense	2,733	4,299	4,487	4,203	393	4,883

Fixed charges for purposes of computation	2,833	4,305	4,563	4,239	7,219	46,216

Ratio of Earnings to fixed charges	10.6x	14.0x	13.7x	18.8x	—	2.2x